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                             February 21, 2023

       Feng Lin
       Chief Financial Officer
       Uxin Ltd
       1&3/F, No. 12 Beitucheng East Road
       Chaoyang District, Beijing 100029
       People   s Republic of China

                                                        Re: Uxin Limited
                                                            Form 20-F for the
Year Ended March 31, 2022
                                                            Correspondence
Filed January 9, 2023
                                                            File No. 001-38527

       Dear Feng Lin:

              We have reviewed your January 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 27, 2022 letter.

       Correspondence Filed January 9, 2023

       Item 3. Key Information
       Permissions Required from the PRC Authorities, page 4

   1. We note your response to comment 3. Please clarify whether you disclose each permission or approval that you
and your subsidiaries are required to obtain from Chinese authorities to operate your
business and to offer the securities being registered to foreign investors, and if not, please
disclose each required approval.
 Feng Lin
FirstName
Uxin Ltd LastNameFeng Lin
Comapany21,
February  NameUxin
            2023   Ltd
February
Page 2 21, 2023 Page 2
FirstName LastName
Risk Factors
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions..., page 28

2. We note your response to comment 4. Please further revise to identify the directors and senior executive officers whom you state reside within mainland China and Hong
         Kong for a significant portion of the time.
       Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Shu Du, Esq.